(Check One): ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20429 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER 05976U 10 2

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bancshares of Florida, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1185 Immokalee Road

Address or Principal Executive Office (Street and Number)

Naples, Florida 34110

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immediately prior to the 5:30 p.m. deadline for Bancshares of Florida, Inc. to file its Form 10-QSB, KPMG, LLP had completed its SAS 100 review, subject to a typographical error being corrected in Footnote 7 and an eight basis points error in the blended Federal Funds rate paid being corrected in Footnote 6 to the company’s interim financial statements for the quarter ended March 31, 2004. The company’s EDGAR filing agent could not make those corrections and file the Form 10-QSB on time; therefore, the company filed the form with a note concerning the SAS 100 review and will file an amended Form 10-QSB, incorporating such corrections, on May 18, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard L. Pearlman	850	878-2411
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding Period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bancshares of Florida, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2004	By:	/s/ David G. Wallace

David G. Wallace, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

The Board of Directors

Bancshares of Florida, Inc.:

Immediately prior to the 5:30 p.m. deadline for Bancshares of Florida, Inc. to file its Form 10-QSB, KPMG, LLP had completed its SAS 100 review, subject to a typographical error being corrected in Footnote 7 and an eight basis points error in the blended Federal Funds rate paid being corrected in Footnote 6 to the company’s interim financial statements for the quarter ended March 31, 2004. It is our understanding that the company’s EDGAR filing agent could not make those corrections and file the Form 10-QSB on time; therefore, the company filed the form with a note concerning the SAS 100 review and will file an amended Form 10-QSB, incorporating such corrections, on May 18, 2004.

/s/ KPMG LLP

Fort Lauderdale, Florida

May 18, 2004